EXHIBIT 99.2

                               PREMIER FOODS PLC
                    FIRST QUARTER RESULTS TO 3RD APRIL 2004
                                  (UNAUDITED)

LONDON, 14TH MAY:
-----------------

     >>   Profits before interest and tax up 10.4% to(pound)18.1m.

     >>   EBITDA up 26.5% to(pound)27.2m.

Premier Foods today announces first quarter results with net sales of (pound)252.7m and EBITDA of (pound)27.2m. This reflects an increase in net sales of 16.2% and an increase in EBITDA of 26.5% over the comparable period last year.

Excluding the contribution from the recent acquisition of Ambrosia, sales in the first quarter increased by (pound)18.3m, or 8.4%, to (pound)235.8m. Like-for-like EBITDA for the group, at (pound)22.7m, was (pound)1.2m, or 5.3%, ahead. The EBITDA margin for the grocery business increased from 10.5% in the first quarter of 2003 to 12.1% in the same period in 2004.

AMBROSIA
Trading for the acquired businesses has been in line with expectations, with net sales of (pound)16.9m and EBITDA of (pound)4.5m for the first quarter. The integration of the business was completed during the first quarter of 2004.

TRADING REVIEW
Turnover for the Group at (pound)252.7m for the first quarter of 2004 was 16.2% ahead of last year. Like-for-like sales for the first quarter for our grocery products business, i.e. excluding the Ambrosia and potato businesses, were (pound)189.6m, 4.6% ahead of the same period last year.

Although sales value in the MBM potato improved by some 28% over the same period as last year, this improvement reflects an increase in the market price of potatoes and the slowdown previously reported has continued into 2004. Pressure on margins has reduced but trading remains competitive, with operating profit for the business running slightly behind last year.

CONVENIENCE FOODS, PICKLES AND SAUCES: First-quarter trading in our convenience foods, pickles and sauces business has shown good growth with turnover up (pound)5.5m, or 6.1%, at (pound)96.1m. Within this, the cooking sauces business continued to show strong growth with our Loyd Grossman range performing well with sales of (pound)6.9m in the first quarter, an increase of (pound)1.7m, or 32%, over the same period last year.

PREMIER FOODS PLC
FIRST QUARTER RESULTS TO 3RD APRIL 2004

Sales of pickles and condiments in the first quarter at (pound)16.0m, were up by (pound)2.0m, or 14.2%, over the same period last year, chiefly through growth of both Branston sweet and Branston sour pickles combined with a number of new retailer brand contracts.

Sales by our convenience foods business in the first quarter of 2004 increased by (pound)1.8m, or 2.6%, over the same period last year. Within this, sales of soup, particularly our new Loyd Grossman pouches, saw strong growth, offsetting a decline in sales of canned vegetables.

TEA AND BEVERAGES: Sales in our chocolate beverages and whiteners business in the first quarter were slightly ahead of the same period of 2003 although profitability improved due to a different quarterly phasing of the consumer marketing plan for the Cadbury brand in 2004 compared to 2003.

Sales in our tea business declined by (pound)2.1m to (pound)18.3m, or 10.3%, in the first quarter compared to the same period in 2003. This was due to the final stages of our exit from certain retailer brand contracts, which ended in the first quarter of 2003, and lower sales of Typhoo. The contribution hit suffered from the loss of these poorly performing contracts has been marginal. The reduction in Typhoo sales is a result of reduced level of trade marketing expenditure in response to heavy promotional activity by our major branded competitors.

SPREADS AND DESSERTS: Sales in the UK, excluding Ambrosia, for the first quarter of 2004 at (pound)29.8m were 11.6% up on the same period in 2003. The benefits of our marketing strategy and our ability to manage the category are leading to market share growth, with our jam, marmalade, honey and jelly brands all increasing their market share year-on-year. The sterling value of sales in France also grew, increasing by (pound)1.6m, or 6.4%.

Selling & Distribution costs have increased by (pound)2.1m to (pound)31.7m, principally as a result of marketing costs on Ambrosia offset by reductions in marketing expenditure on our other brands.

Administration costs have increased by (pound)4.4m to (pound)12.5m. This is principally due to an increase in the provision for performance related payments to employees for 2004 as compared to the reversal of an over accrual on this line in the comparable period of 2003. In addition to the movement on the bonus line, administration costs were also affected by increased goodwill amortisation costs following the Ambrosia acquisition and a slight increase in pension costs.

Operating profits before exceptional items for the group's operations were (pound)4.7m ahead of last year at (pound)19.5m. The operating exceptional loss of (pound)1.0m in the quarter reflects restructuring costs in our administration function and the non-operating exceptional loss of (pound)0.4m principally relates to a loss on the disposal of surplus assets at the Hadfield site.

PREMIER FOODS PLC
FIRST QUARTER RESULTS TO 3RD APRIL 2004

We had a net cash outflow of (pound)29.3m for the quarter, comprising (pound)27.2m of EBITDA offset by (pound)2.9m of exceptional costs principally in relation to the Hadfield closure, capital expenditure of (pound)8.8m, a working capital outflow of (pound)26.3m and interest payments of (pound)18.5m. The interest payments include (pound)12.1m in respect of the semi-annual interest payment on our bonds, which fall in the first and third quarters each year. The working capital outflow reflects a build of working capital in relation to Ambrosia and higher levels of debtors from the increase in sales and timing differences on debtor receipts. We anticipate that these outflows will reverse over the second quarter.


Robert Schofield, Premier Foods' Chief Executive Officer, said

"The first quarter of 2004 has continued the progress seen at the end of 2003 with real year-on-year improvement. Our sauces, pickles and spreads businesses have all shown strong sales and market share growth.

We are delighted with the acquisition of Ambrosia, have already completed the integration of the business and are now able to focus on the exciting opportunities this category leading brand offers us".


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATMENTS THAT ARE SUBJECT TO KNOWN AND UNKOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION PUBLICLY TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT AS MAY BE REQUIRED BY LAW.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE AND CASH GENERATION, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE: OPERATING AND NON-OPERATING EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS; DEPRECIATION; NET INTEREST CHARGES; AND ONY OTHER NON-CASH INCOME AND NON-CASH CHARGES. EBITDA MARGIN IS EBITDA STATED AS A PROPORTION OF NET SALES.

ENQUIRIES:
----------
Paul Thomas
Finance Director
+44-(0)-1727 815850

PREMIER FOODS PLC

GROUP PROFIT & LOSS ACCOUNT

                                                                    THREE MONTHS TO
                                                          ------------------------------------
                                                             3RD APRIL,         29TH MARCH,
                                                               2004                 2003
                                                          ----------------    ----------------
                                                               (UNAUDITED)        (UNAUDITED)
                                                                (POUND)M           (POUND)M

NET SALES                                                           252.7               217.5

Cost of sales                                                       189.0               165.0
                                                          ----------------    ----------------
GROSS PROFIT                                                         63.7                52.5
                                                          ----------------    ----------------

Selling & Distribution                                               31.7                29.6

Administration                                                       12.5                 8.1
                                                          ----------------    ----------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                            19.5                14.8
                                                          ----------------    ----------------

Operating exceptional items                                          (1.0)                0.0

Non-operating exceptional items                                      (0.4)                1.6
                                                          ----------------    ----------------
PROFIT BEFORE INTEREST AND TAXATION                                  18.1                16.4

Net interest payable                                                (13.0)              (11.1)
Revaluation of bond                                                   0.0                (5.0)
Amortisation of debt issuance costs                                  (1.5)               (1.5)
                                                          ----------------    ----------------
Total interest payable                                              (14.5)              (17.6)
                                                          ----------------    ----------------

PROFIT BEFORE TAXATION                                                3.6                (1.2)

Total taxation (expense) / benefit                                   (1.5)                0.7
                                                          ----------------    ----------------

PROFIT AFTER TAXATION                                                 2.1                (0.5)
                                                          ================    ================

------------------------------------------------------------------------------------------------------------------------------------
SALES ANALYSIS

                                                                       THREE MONTHS TO
                                                          ------------------------------------
                                                            3RD APRIL,          29TH MARCH,
                                                               2004                2003
                                                          ----------------    ----------------
                                                            (UNAUDITED)           (UNAUDITED)
                                                             (POUND)M              (POUND)M


  Convenience foods, pickles & sauces                                96.1                90.6
  Tea and beverages                                                  38.1                40.0
  Spreads and desserts                                               72.3                50.7
                                                          ----------------    ----------------
Grocery products                                                    206.5               181.3
  Potatoes                                                           46.2                36.2
                                                          ----------------    ----------------

Total                                                               252.7               217.5
                                                          ================    ================



PREMIER FOODS PLC
GROUP STATEMENT OF NET LIABILITIES


                                                                      3RD APRIL,     31ST DECEMBER,
                                                                        2004             2003
                                                                    --------------   ------------
                                                                       (UNAUDITED)
                                                                        (POUND)M       (POUND)M

Fixed assets
     Intangible assets                                                      187.8          190.4
     Tangible assets                                                        155.4          153.1
     Investments                                                              0.3            0.2
                                                                    --------------   ------------
                                                                            343.5          343.7
Current assets
     Stocks                                                                 120.8          122.3
     Debtors
          Within one year                                                   138.9          118.7
          After more than one year                                            6.5            6.5
     Cash at bank                                                            25.1           24.6
                                                                    --------------   ------------
                                                                            291.3          272.1
Creditors: amounts falling due within one year
     Bank loan and overdrafts                                                71.2           39.8
     Trade creditors                                                        134.9          147.6
     Provision for corporate tax                                             20.3           19.0
     Other current liabilities                                               32.0           31.6
                                                                    --------------   ------------
                                                                            258.4          238.0
                                                                    --------------   ------------

NET CURRENT ASSETS                                                           32.9           34.1
                                                                    --------------   ------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                       376.4          377.8


Creditors: amounts falling due after more than one year
     Borrowings                                                             498.5          497.7
     Other creditors                                                          0.2            0.2
     Provisons for liabilities and charges                                   12.5           14.3
                                                                    --------------   ------------
                                                                            511.2          512.2
                                                                    --------------   ------------

NET LIABILITIES                                                            (134.8)        (134.4)
                                                                    ==============   ============



ANALYSIS OF NET DEBT
     Cash                                                                    25.1           24.6
     Bank loan and overdrafts                                               (41.0)         (10.3)
                                                                    --------------   ------------
Net cash                                                                    (15.9)          14.3

     Senior Credit Facility due within one year                             (34.2)         (34.2)
     Senior Credit Facility due after one year                             (217.9)        (217.9)
     Acquisition Facility                                                   (75.0)         (75.0)
     Senior Notes                                                          (204.2)        (204.2)
     Other debt due after one year                                           (9.4)          (9.4)
     Finance leases                                                          (0.1)          (0.1)
                                                                    --------------   ------------
Gross debt                                                                 (540.8)        (540.8)

                                                                    --------------   ------------
Gross debt net of cash                                                     (556.7)        (526.5)
     Capitalised debt issuance costs                                         12.0           13.5
                                                                    --------------   ------------

NET DEBT                                                                   (544.7)        (513.0)
                                                                    ==============   ============

PREMIER FOODS PLC
SUMMARISED GROUP CASH FLOW AND EBITDA RECONCILIATION


                                                                          THREE MONTHS TO
                                                                    ------------------------------
                                                                       3RD APRIL,    29TH MARCH,
                                                                          2004          2003
                                                                    -------------   --------------
                                                                     (UNAUDITED)     (UNAUDITED)
                                                                      (POUND)M        (POUND)M

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                                   19.5             14.8

Depreciation and amortisation charge                                         7.7              6.7
                                                                    -------------   --------------

EBITDA                                                                      27.2             21.5

Exceptional items                                                           (2.9)            (1.0)
                                                                    -------------   --------------

EBITDA AFTER EXCEPTIONAL ITEMS                                              24.3             20.5

Working capital                                                            (26.3)            (8.4)
                                                                    -------------   --------------

NET CASH INFLOW FROM OPERATING ACTIVITIES                                   (2.0)            12.1

Return on investments and servicing of finance                             (18.5)           (16.7)

Taxation                                                                     0.0             (0.2)

Capital expenditure and financial investment                                (8.8)            (2.7)
                                                                    -------------   --------------

(INCREASE) / DECREASE IN GROSS DEBT IN THE PERIOD                          (29.3)            (7.5)

OPENING GROSS DEBT NET OF CASH AT BEGINNING OF PERIOD                     (526.5)          (460.7)

Revaluation of $200m Senior Notes                                            0.0             (5.0)

Exchange movement on other debt                                             (0.9)             0.4
                                                                    -------------   --------------

CLOSING GROSS DEBT NET OF CASH AT END OF PERIOD                           (556.7)          (472.8)
                                                                    =============   ==============


PREMIER FOODS PLC
ANALYSIS OF NET DEBT - MATURITY PROFILE


                                     CASH       WORKING CAPITAL    TERM A        TERM B      ACQUISITION      SENIOR        OTHER
                                                  FACILITY        FACILITY      FACILITY       FACILITY        NOTES         DEBT
                                    POUND)M       (POUND)M        (POUND)M      (POUND)M       (POUND)M       (POUND)M     (POUND)M

AT 3RD APRIL, 2004 (UNAUDITED)

Maturing in:

Less than one year                       25.1        (41.0)        (34.2)            -             -              -             -
One to two years                           -            -          (47.5)            -             -              -             -
Two to three years                         -            -          (49.4)            -             -              -             -
Three to four years                        -            -          (56.3)            -             -              -             -
Four to five years                         -            -             -           (64.7)           -              -             -
After more than five years                 -            -             -              -           (75.0)        (204.2)        (9.4)
                                    ----------  -----------   -----------    -----------   ------------   ------------   ----------

GROSS DEBT NET OF CASH                   25.1        (41.0)       (187.4)         (64.7)         (75.0)        (204.2)        (9.4)
                                    ----------  -----------   -----------    -----------   ------------   ------------   ----------


                             ** TABLE CONTINUED **


                                      FINANCE        TOTAL
                                       LEASES
                                      (POUND)M      (POUND)M

AT 3RD APRIL, 2004 (UNAUDITED)

Maturing in:

Less than one year                        (0.1)        (50.2)
One to two years                            -          (47.5)
Two to three years                          -          (49.4)
Three to four years                         -          (56.3)
Four to five years                          -          (64.7)
After more than five years                  -         (288.6)
                                    ------------   -----------

GROSS DEBT NET OF CASH                     (0.1)      (556.7)
                                    ------------


Capitalised debt issuance costs                         12.0
                                                   -----------
NET DEBT                                              (544.7)
                                                   ===========

                              ** TABLE COMPLETE **